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                       SECURITIES AND EXCHANGE COMMISSION

                                Washington, D.C.

                                   FORM U-6B-2

                           Certificate of Notification


         Filed by a registered holding company or subsidiary thereof pursuant to Reg. ss.250.52 adopted under the Public Utility Holding Company Act of 1935.

Certificate is filed by VERMONT YANKEE NUCLEAR POWER CORPORATION

         This certificate is notice that the above named company has issued, renewed or guaranteed the security or securities described herein which issue, renewal or guaranty was exempted from the provisions of Section 6(a) of the Act and was neither the subject of a declaration or application on Form U-1 nor included within the exemption provided by Reg. ss.250.48.

1.   Type of the security or securities:  Promissory Notes.
2.   Issue, renewal or guaranty:  Secured Credit Agreement with The Bank of
     New York, as Agent and the other Banks party thereto.
3.   Principal amount of each security.  Up to $50,000,000.
4. Rate of interest per annum of each security. Current Base Rate plus adjustment or current Eurodollar Rate plus adjustment.
5. Date of issue, renewal or guaranty of each security: As of August 13, 2001.
6.   If renewal of security, give date of original issue.  N/A.
7.   Date of maturity of each security.  Not more than 364 days after issuance.
8.   Name of the person to whom each security was issued, renewed or guaranteed:
     The Banks referred to in item 2 above.
9. Collateral given with each security, if any. Second mortgage on Issuer's Plant and security interest in certain Nuclear Fuel and related contracts.
10.  Consideration received for each security.  Cash equal to face amount.
11. Application of proceeds of each security. Financing the business of the Issuer.
12. Indicate by a check after the applicable statement below whether the issue, renewal or guaranty of each security was exempt from the provisions of
     Section 6(a) because of
     a.  the provisions contained in the first sentence of Section 6(b) _____
     b.  the provisions contained in the fourth sentence of Section 6(b)_____
     c. the provisions contained in any rule of the Commission other than Rule U-48 X
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13.  If the security or securities were exempt from the provisions of
     Section 6(a) by virtue of the first sentence of Section 6(b), give the figures which indicate that the security or securities aggregate
     (together with all other than outstanding notes and drafts of a

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     maturity of nine months or less, exclusive of days of grace, as to which such company is primarily or secondarily liable) not more than 5 per centum of the principal amount and par value of the other securities of such company then outstanding. N/A.
14. If the security or securities are exempt from the provisions of Section 6(a) because of the fourth sentence of Section 6(b), name the security outstanding on January 1, 1935, pursuant to the terms of which the security or securities herein described have been issued. N/A.
15. If the security or securities are exempt from the provisions of Section 6(a) because of any rule of the Commission other than Rule U-48 designate the rule under which exemption is claimed. Reg.ss.250.52.

                                       VERMONT YANKEE NUCLEAR
                                       POWER CORPORATION


                                       By /s/ Bruce W. Wiggett
                                          ------------------------------------
                                           Bruce W. Wiggett
                                           Senior Vice President and Treasurer

Date:  August 13, 2001



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